As filed with the Securities and Exchange Commission on June 9, 2000
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                          Under Section 14(D)(4) of the
                         Securities Exchange Act of 1934

                           ---------------------------

                                BAAN COMPANY N.V.
                            (Name of Subject Company)

                                BAAN COMPANY N.V.
                        (Name of Person Filing Statement)

                   COMMON SHARES, PAR VALUE NLG 0.06 PER SHARE
                         (Title of Class of Securities)

                                    N08044104
                      (CUSIP Number of Class of Securities)

                           ---------------------------

                                   Rob Ruijter
                                Baan Company N.V.
                            Baron van Nagellstraat 89
                                3770 AC Barneveld
                                 The Netherlands
                               011-31-342-42-8888

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of the Person filing Statement)

                                 With copies to:

     Robert Goudie, Esq.                           Robert B. Schumer, Esq.
Senior Vice President, General                     Paul, Weiss, Rifkind,
    Counsel and Secretary                           Wharton & Garrison
      Baan Company N.V.                          1285 Avenue of the Americas
2191 Fox Mill Road, Suite 500                   New York, New York 10019-6064
  Herndon, Virginia 20171                             (212) 373-3000
       (703) 234-6000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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

                                                                               2

Preliminary communications made before commencement of a tender offer:

SHAREHOLDERS OF BAAN COMPANY N.V. SHOULD READ OUR SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN IT IS AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. SHAREHOLDERS CAN GET A COPY OF THE SCHEDULE 14D-9 AND OTHER DOCUMENTS FILED BY US FOR FREE FROM THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE LOCATED AT WWW.SEC.GOV. OTHER FREE DOCUMENTS INCLUDE OUR REPORTS FILED UNDER THE SECURITIES EXCHANGE ACT OF 1934.

Attachments to this filing:

         Attachment 1     Press Release dated June 8, 2000.

         Attachment 2     Extraordinary General Meeting Information Materials
                          posted on Baan Company N.V.'s website (www.baan.com) on June 9, 2000.

                                                                    Attachment 1

For Immediate Release

                Baan Company To Hold Shareholders Meeting June 29
                        To Discuss Invensys Tender Offer

         Barneveld, The Netherlands and Herndon, Virginia - June 8, 2000 - Baan Company N.V. (NASDAQ: BAANF; ASE: BAAN), a global provider of enterprise business solutions, today announced that an Extraordinary General Meeting of Shareholders will be held in Nijkerk, the Netherlands (at the Hart van Holland Conference Center) on Thursday, June 29th, at 10:00 CET. At the meeting shareholders will have the opportunity to obtain information concerning the recommended cash offer of Ivensys plc to acquire the entire issued share capital of Baan. Baan will also ask the shareholders to approve scheduling of the Annual General Meeting to approve the 1999 Annual Accounts at a date later this year.

About Baan Company

         Founded in 1978, Baan Company (NASDAQ: BAANF; ASE: BAAN) is a global provider of enterprise business solutions. Baan Company offers a comprehensive portfolio of integrated services and best-in-class, component-based applications that span an organization's entire value chain including E-Business and Web Commerce, Customer Relationship Management, Enterprise Resource Planning, Supply Chain Management, and Corporate Knowledge Management. Deployed at more than 15,000 customer sites worldwide, Baan Company solutions enable organizations to drive strategic business growth, improve business processes, reduce operating complexity, and increase corporate flexibility.

         Baan Company has dual headquarters in Barneveld, The Netherlands and Herndon, Virginia, USA and can be found on the World Wide Web at www.baan.com.

                                       ###

Statements in this press release using the words "believes," "expects," "anticipates," and the like are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and as such are subject to a number of risks and uncertainties that could significantly affect outcomes. Actual outcomes, therefore, may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such statements. Typical risks and uncertainties may be reviewed in the Baan Company's public filings on file with the U.S. Securities and Exchange Commission (including its most recent Form 20-F and 6-K).

"Baan" is a registered trademark of Baan Company, and any trade, product, or service name referenced in this release using the name "Baan" is a trademark and/or property of Baan Company. All other company, product, and service names may be trademarks of their respective owners.

For more information, please contact:

George Thompson, Fleishman-Hillard (for Baan PR)
+202/828-9708
press@baan.com

                                                                    Attachment 2

                                BAAN COMPANY N.V.

                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Shareholders of Baan Company N.V. (the "Company") and usufructuaries and pledgees that may exercise voting rights on shares of the Company, are hereby invited to attend the Extraordinary General Meeting of Shareholders of the Company (the "Meeting") to be held on Thursday, June 29, 2000, at 10:00 hrs (local time), at Conference Center `Hart van Holland', located at Berencamperweg 12, 3861 MC Nijkerk, the Netherlands.

A.       Opening

B.       Items of business:

         1. Extension of time to draw up and make available to the shareholders the Annual Accounts for the year ended December 31, 1999 until November 30, 2000

         2. Information concerning the recommended cash offer of Invensys Plc to acquire the entire issued share capital of the Company (non-voting item in accordance with the provisions of article 9 of the Dutch SER Merger Code 1975)

         3.  Any other business as may properly come before the Meeting

         4.  Questions

C.       Closing

The foregoing items of business are more fully described in the Explanatory Notes to the Agenda.

The Agenda for the Meeting and Explanatory Notes thereto are available free of charge for inspection and obtainable by the shareholders, usufructuaries and pledgees that may exercise voting rights, at the offices of the Company at the Baron van Nagellstraat 89, 3771 LK Barneveld, the Netherlands, and at 2191 Fox Mill Road, Herndon, Virginia 20171, United States of America, and at the offices of ABN AMRO Bank N.V. and Morgan Guaranty Trust Company of New York referred to below and at the Public Reference Facilities maintained by the Securities and Exchange Commission in Washington, DC. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, DC 20549, United States of America, at prescribed rates.

In order to attend and to exercise their rights at the Meeting, holders of bearer shares, and usufructuaries and pledgees that may exercise voting rights on bearer shares, are required to deposit no later than Thursday, June 22, 2000 (before 4.00 p.m. local time) until after closing of the Meeting their share certificates or a deposit certificate issued in respect of such shares by a banking institution, against issuance of a receipt, at the offices of ABN AMRO Bank N.V., Herengracht 595, Amsterdam, the Netherlands, or at the offices of Morgan Guaranty Trust Company of New York, Depository, Attn: William Yetto, P.O. Box 9383, Boston, MA 02205-9958, United States of America. Only such receipt shall entitle the shareholder, usufructuary or pledgee with voting rights, to attend the Meeting.

In order to attend and to exercise their rights at the Meeting, holders of registered shares, and usufructuaries and pledgees that may exercise voting rights on registered shares, are required to notify the Company in writing of their intention to attend the Meeting no later than Thursday, June 22, 2000 (before 4.00 p.m. local time) by delivering such notification to one of the above mentioned offices of the Company in Barneveld or Herndon, VA, or to one of the above mentioned offices of ABN AMRO Bank N.V. or Morgan Guaranty Trust Company of New York, together with a specification of the numbers of the share certificates which may have been issued in respect of such shares. Upon timely receipt of such notification, the shareholder, usufructuary or pledgee with voting rights, shall be provided with an admission ticket for the Meeting. A shareholder, usufructuary or pledgee with voting rights may only exercise his rights at the Meeting in respect of the shares that are registered in his name on both the time of such notification and the date of the Meeting.

The right of a shareholder, usufructuary or pledgee with voting rights to attend and vote at the Meeting can be exercised on his behalf by a person who is authorised in writing to do so. The written proxy must be deposited no later than at the time, and at the place, indicated above for bearer shares (or a deposit certificate). Holders of registered shares will be sent a proxy card which can be used for such purpose; proper completion and timely return of the proxy card by holders of registered shares, together with a specification of the numbers of any share certificates issued in respect of their shares (see above), constitutes proper notice of intent to attend by proxy for the purposes hereof.

Management Board of Baan Company N.V.

Barneveld, the Netherlands
June 14, 2000

                                BAAN COMPANY N.V.

Barneveld, June 14, 2000

To the shareholders of Baan Company N.V.

You are hereby invited to attend the Extraordinary General Meeting of Shareholders of Baan Company N.V., a company with limited liability incorporated under the laws of the Netherlands, to be held on Thursday, June 29, 2000, at 10:00 hrs (local time), at Conference Center `Hart van Holland', located at Berencamperweg 12, 3861 MC Nijkerk, the Netherlands.

Included are the Agenda for the Extraordinary General Meeting of Shareholders, the Explanatory Notes to the Agenda, and a proxy card for use in connection with the Extraordinary General Meeting of Shareholders.


                        Yours sincerely,

                        Baan Company N.V.


                        J.C. (Hans) Wortmann,
                        Interim Chairman of the Board of Supervisory Directors

                                BAAN COMPANY N.V.

                                     AGENDA

                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Extraordinary General Meeting of Shareholders (the "Meeting") of Baan Company N.V. (the "Company") to be held on Thursday, June 29, 2000, at 10:00 hrs (local time), at Conference Center `Hart van Holland', located at Berencamperweg 12, 3861 MC Nijkerk, the Netherlands.

A.       Opening

B.       Items of business:

         1. Extension of time to draw up and make available to the shareholders the Annual Accounts for the year ended December 31, 1999 until November 30, 2000

         2. Information concerning the recommended cash offer of Invensys Plc to acquire the entire issued share capital of the Company (non-voting item in accordance with the provisions of article 9 of the Dutch SER Merger Code 1975)

         3.  Any other business as may properly come before the Meeting

         4.  Questions

C.       Closing

The foregoing items B.1 - B.3 are more fully described in the Explanatory Notes to the Agenda.

                                BAAN COMPANY N.V.

                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                                  June 29, 2000

                                  -------------

                           EXPLANATORY NOTES TO AGENDA

I.       General

         The enclosed Proxy is solicited on behalf of Baan Company N.V., a company with limited liability incorporated under the laws of the Netherlands (the "Company"), for use at the Extraordinary General Meeting of Shareholders (the "Meeting") to be held on Thursday, June 29, 2000, at 10:00 hrs (local time), or at any adjournment thereof, for the purposes set forth herein, and in the accompanying Agenda. The Meeting will be held at Conference Center `Hart van Holland', located at Berencamperweg 12, 3861 MC Nijkerk, the Netherlands. The Company's telephone number is +31-342-428-888.

         The proxy solicitation materials have been mailed on or about June 14, 2000, to all holders of registered shares of the Company as of June 6, 2000.

II.      Procedure for Attendance

         In order to attend the Meeting and exercise their rights at the Meeting (in person or by proxy) holders of bearer shares and registered shares must do the following:

         (i) Bearer shares: Holders of bearer shares, and usufructuaries and pledgees that may exercise voting rights on bearer shares, are required to deposit on or prior to June 22, 2000 (before
                  4.00 p.m. local time) until after closing of the Meeting their share certificates or a deposit certificate issued in respect of such shares by a banking institution, against issuance of a receipt, at the offices of ABN AMRO Bank N.V., Herengracht 595, Amsterdam, the Netherlands, or at the offices of Morgan Guaranty Trust Company of New York, Depository, Attn: William Yetto, P.O. Box 9383, Boston, MA 02205-9958, United States of America. Only such receipt shall entitle the shareholder, usufructuary, or pledgee with voting rights to attend the Meeting;

         (ii) Registered shares: Holders of registered shares, and usufructuaries and pledgees that may exercise voting rights on registered shares, are required to notify the Company in writing of their intention to attend the Meeting on or prior to June 22, 2000 (before 4.00 p.m. local time) by delivering such notification to one of the offices of the Company at Baron van Nagellstraat 89, 3771 LK Barneveld, the Netherlands, or at 2191 Fox Mill Road, Herndon, VA 20171, United States of America, or to one of the above mentioned offices of ABN AMRO Bank N.V. or Morgan Guaranty Trust Company of New York, together with a specification of the numbers of any share certificates which may have been issued in respect of such shares. Upon timely receipt of such notification, the shareholder, usufructuary or pledgee with voting rights, shall be provided with an admission ticket for the Meeting. A shareholder, usufructuary or pledgee with voting rights may only exercise his rights at the Meeting in respect of the shares that are registered in his/her name at both the time of notification and the date of the Meeting. Notification will be deemed to have been properly made if a duly completed proxy card is returned to the Company in a timely manner, as provided below.

         The Meeting shall decide whether any person other than those indicated above can attend the Meeting. All holders of voting rights or their representatives will be requested to sign an attendance list at the Meeting.

III.     Votes required for Resolutions

         Each proposal requires the majority of the votes cast at the Meeting. Each share is entitled to one vote.

IV.      Proxies

         The right of a shareholder, usufructuary, or pledgee with voting rights to attend and vote at the Meeting can be exercised on his behalf by a person who is authorized in writing to do so. The written proxy must be deposited no later than at the time, and at the place, indicated above for bearer shares (or a deposit certificate). Holders of registered shares have been sent a proxy card which can be used for such purpose; proper completion and timely return of the proxy card by holders of registered shares, together with a specification of the numbers of any share certificates issued in respect of their shares (see above), constitutes proper notice of intent to attend by proxy for the purposes hereof.

         The cost of soliciting proxies will be borne by the Company. The Company has retained the services of Morgan Guaranty Trust Company of New York, the Company's US transfer agent and registrar, to aid in the solicitation of proxies from brokers, bank nominees and other institutional owners, on terms customary for such services. In addition, the Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain of the Company's directors, officers and regular employees, without additional compensation, personally or by telephone or telegram.

         Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company a written notice of revocation or a duly executed proxy bearing a later date or by attending the Meeting and voting in person.

V.       Explanatory Notes to Agenda Items

         Explanatory Note to Item B.1 - Extension of time to draw up and make available to the shareholders the Annual Accounts for the year ended December 31, 1999 until November 30, 2000

         Due to changes in management after the first of the year and the need to commit management resources to discussions with potential partners (including Invensys Plc.), while at the same time operating (and in some cases realigning) the business, the Company is not in a position to finalize the Annual Accounts and Annual Report for the year ended December 31, 1999 as of the time of mailing of this Agenda. Consequently, management requests that the General Meeting grants the Board of Managing Directors an extension until November 30, 2000 to draw up the Annual

         Accounts and to make them available to the shareholders. The Company notes that its unaudited 1999 year end results were released on February 3, 2000 and have been available on the Company Web site since that time. In addition, a summary of the unaudited Annual Accounts for the year ended December 31, 1999 and of the results of the first quarter of 2000 will be included in the Offer Memorandum (biedingsbericht) regarding the Offer by Invensys Plc. to acquire the entire issued share capital of the Company (described below). The Company continues in the process of drawing up the Annual Accounts and Annual Report and will provide those to shareholders and on the Baan Website (www.Baan.com) once completed.

         Explanatory Note to Item B.2 - Information concerning the recommended cash offer of Invensys Plc. to acquire the entire issued share capital of the Company (non-voting item in accordance with the provisions of article 9 of the Dutch SER Merger Code 1975).

         On May 31, 2000 Invensys Plc. ("Invensys") and the Company announced the terms of a recommended cash offer under which Invensys would acquire the entire issued share capital of Baan (the "Offer"). The Offer is 2.85 in cash for each Baan share, valuing the entire existing issued share capital of Baan at approximately Eur 762 million (approximately US $710 million). This General Meeting serves as the informational meeting regarding the Offer in accordance with the provisions of article 9 of the Dutch SER Merger Code 1975. The Offer is expected to commence on or about June 19, 2000, as soon as the Offer Memorandum is available. The Offer Memorandum will contain the information for the shareholders as required by article 9 of the Dutch SER Merger Code. The Supervisory and Management Boards of Baan unanimously recommend that all Baan shareholders accept the Offer. The Boards have been advised by Lazard Freres, which provided a fairness opinion that the Offer is fair from a financial point of view for all Baan shareholders. Copy of the fairness opinion will be filed with the Securities and Exchange Commission. A copy of the Company's press release concerning the Offer is attached and is incorporated by reference. As it is the decision of each individual shareholder whether to tender his shares, there is no vote on this item.

         Explanatory Note to Item B.3 - Any other business as may properly come before the Meeting

         If any matters not listed on the Agenda properly come before the meeting, it is the intention of the persons named in the enclosed proxy to vote the shares they represent as the Board of Managing Directors may recommend. Under the Company's Articles of Association, however, a proposal not included in the agenda may only be approved at the Meeting in the event that the entire issued capital of the Company is represented at the Meeting, in person or by proxy, and the proposal is unanimously approved.

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